BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

Date: 20 October 2008

SUPPL

Name of *applicant*:	Ladbrokes plc
Name of scheme: [redacted] 08005767	a) Ladbrokes plc Performance Share Plan b) Ladbrokes plc International Share Option Scheme c) Ladbrokes plc 1978 Share Option Scheme d) Ladbrokes plc 1983 Savings Related Share Option Scheme e) Ladbrokes plc Own Share Plan
Period of return: From:	19 April 2008 To: 18 October 2008
Balance of unallotted securities under scheme(s) from previous return:	a) 686,329 ordinary shares of 28 1/3 pence each b) 5,752,781 ordinary shares of 28 1/3 pence each c) 1,763,117 ordinary shares of 28 1/3 pence each d) 2,494,063 ordinary shares of 28 1/3 pence each e) 78,860 ordinary shares of 28 1/3 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	a) Nil b) Nil c) Nil d) Nil e) Nil
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):	a) Nil b) 1,250 c) 19,982 d) 519,815 e) 50,661
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	a) 686,329 b) 5,751,531 c) 1,743,135 d) 1,974,248 e) 28,199
Name of contact:	Charlotte Adams
Telephone number of contact:	020 8515 2724